EXHIBIT 99.1

POET Expands Global Reach as It Teams with South Korea’s Lessengers To Develop 800G DR8 Transceivers for AI and Hyperscale Markets

TORONTO, April 02, 2025 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Company") (TSX Venture: PTK; NASDAQ: POET), a leader in the design and implementation of highly-integrated optical engines and light sources for artificial intelligence networks, today announced it has partnered with Lessengers, an innovative optical solution provider based in South Korea, to offer a differentiated 800G DR8 transceiver. The transceiver will include POET's transmit and receive optical engines and Lessenger's "Direct Optical Wiring" (DOW) technology for a cost-effective solution for AI and hyperscale data center applications.

POET will supply the highly integrated POET Infinity™ transmit and receive optical engines configured in an 800G DR8 architecture, which includes electronic and photonic components.

Lessengers expects to have transceiver samples ready for its customers to review in the second half of 2025.

“Like POET, Lessengers is bringing cutting-edge innovation to the market. It is a perfect partnership of companies that are finding new solutions by unlocking the vast abilities of optical technology. We’re thrilled to continue our growth in the industry through a co-development arrangement with a likeminded and truly inventive company,” commented Raju Kankipati, POET’s Chief Revenue Officer.

Lessengers Chief Marketing Officer Taeyong Kim added: “POET’s production-ready optical engines provide Lessengers with a high-quality component that allows us to bring more value to our transceiver customers. POET offers a complementary technology to Lessengers’ direct optical coupling that saves on costs and improves efficiency.”

The two companies’ booths are situated next to each other at the Optical Fiber Communications (OFC) Conference at the Moscone Center in San Francisco, California. POET is at Booth 5315 through the show, which ends on Thursday, April 3.

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers.  POET's photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems.  POET's Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles. POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore.  More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

About Lessengers

Lessengers is an innovative optical solution provider, powered by its patent DOW technology, which enables cost effective direct optical coupling without the use of lens optics. This provides the most suitable solution for data center applications such as 800G/1.6T optical transceivers, active optical cables (AOCs), on-board, near packaged, or co-packaged optics.

Forward-Looking Statements
This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company's expectations with respect to the success of the Company's product development efforts, the performance of its products, operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company's technology as well as the market acceptance, inclusion and timing of the Company's technology in current and future products and expectations regarding its successful development of high speed transceiver solutions and its penetration of the Artificial Intelligence hardware markets.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, the completion of its development efforts with its customers, the ability to build working prototypes to the customer’s specifications, and the size, future growth and needs of Artificial Intelligence network suppliers. Actual results could differ materially due to a number of factors, including, without limitation, the failure to produce optical engines on time and within budget, the failure of Artificial Intelligence networks to continue to grow as expected, the failure of the Company's products to meet performance requirements for AI and datacom networks, operational risks in the completion of the Company's projects, the ability of the Company to generate sales for its products, and the ability of its customers to deploy systems that incorporate the Company's products. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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